Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization

Gordmans Intermediate Holding Corp.	Delaware

Gordmans, Inc.	Delaware

Gordmans Management Company, Inc.	Delaware

Gordmans Distribution Company, Inc.	Kansas